September 12, 2007

Jonathan J. Ledecky
President and Secretary
Triplecrown Acquisition Corp.
970 West Broadway, PMB 402
Jackson, Wyoming 83001

      Re:	Triplecrown Acquisition Corp.
      Amendment No. 1 to Registration Statement on Form S-1
      Filed August 17, 2007
		File No. 333-144523

Dear Mr. Ledecky:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General
1. Please note that the company (not counsel) needs to provide the Tandy representations requested by us in the closing part of our previous letter before the registration statement can be declared effective.
2. We note your response to our prior comment two. Please disclose whether the value of the offering was determined partly because it was considered to be the maximum amount the company and the underwriters believed to be successfully received given market conditions, the company`s industry and management, the size of IPOs of other SPACs, and other identified factors. If not, explain why the company and the underwriters did not consider those factors.
3. We note your response to our prior comment five. Please clarify on pages three and 49 that there is no limitation on your ability to incur debt or issue securities in order to acquire a target for a consideration that exceeds 80% of the balance in the trust account.
4. We note your response to our prior comment 10. On pages 14-15, 22, and 60, please confirm whether Messrs. Watson and Ledecky have agreed to be personally liable for all monies owed by the company to any party with the sole exception of the payees who have executed trust fund waivers.
5. We note your response to our prior comment 43. On pages 10 and 61, please clarify whether your amended and restated certificate of incorporation requires you to obtain the consent of a specific percentage of IPO shareholders to amend the provisions relating to the dissolution of the company and the distribution of the trust fund. If not, state so. We reissue the comment in part.
6. On pages 12, 54, 73, and 76, you state that you "will not consummate a business combination with any target business affiliated with any of [y]our officers, directors, or founders, including an entity that is either a portfolio of, or has received material financial investment from any private equity fund or investment company (or an affiliate thereof) that is affiliated with such individuals." Please disclose whether you will acquire companies in which your officers, directors, founders, or their affiliates are currently passive investors, companies of which your officers, directors, founders, or their affiliates are currently officers or directors, or companies in which your officers, directors, founders, or their affiliates are currently invested through an investment vehicle controlled by them. If so, specify whether you would obtain an opinion from an independent investment banking firm on which your shareholders will be able to rely to the effect that such business combination is fair to your unaffiliated shareholders from a financial point of view.

Summary, page 1
7. We note your response to our prior comment 16. You include an embedded list of the different types of support services that your target business may provide. However, the qualifying phrase "but not limited to" is confusing. Please delete this phrase or revise to clarify its scope. You may add to the list here and on page 50 other germane support services for financial services companies, if appropriate.
8. We note your response to our prior comment 13. Please state on page two, if true, that you will acquire a majority of the voting securities (instead of "not less than 50%") of the target business.
9. In addition, please revise to clarify whether the majority of voting securities you acquire must be those of the combined company.
For example, could you acquire a majority of the equity of a target and issue 51% of your equity to the owners of the target, such that all Triplecrown insider and public shareholders represent a minority of the combined company? We note that the risk factor on page 25 indicates that a business combination may involve a change in control. We may have further comment.
Risk Factors, page 18
Our key personnel may negotiate employment or consulting agreements..., page 26
10. We note your response to our prior comment 26. Please clarify whether the company will seek to retain its officers and directors in the combined company, even though such retention may not be "the determining factor" in its decision whether to proceed with a business combination.
Use of Proceeds, page 40
11. We note your response to our prior comment 31. Please discuss the contingencies in which the dollar amount of expenses allocated to stated uses of proceeds may change, and disclose the maximum dollar amount, if applicable, you may spend over such uses due to contingencies.

Management`s Discussion and Analysis, page 47
12. We note your response to our prior comment 32. Since you intend to acquire an operating business in the financial services industry, you need to discuss any known trends, uncertainties, and risks pertaining to that industry, for example, including but not limited to, certain risks related to the financial services industry that you have discussed from page 34 onward in the Risk Factors section.
As
another non-exclusive example of subjects that may be appropriate to address, it appears that recent negative trends in the subprime market may have repercussions for the financial services industry generally. We reissue the comment.
13. We note your response to prior comment 36. With a view to disclosure, advise us of your belief regarding a standard finder`s fee, assuming a transaction of approximately $400 million. Would such a fee be covered by one of the existing line-items on page 40?
We may have further comment.
14. Please revise page 53 to quantify the approximate amount that Messrs. Watson and Ledecky "currently foresee or expect" would be required under the indemnification obligations.

Fair market value of target business or businesses, page 55
15. You state that if your directors cannot independently determine the fair market value of a target business, you will obtain an opinion from an investment banking firm. Please revise to state further that, in these circumstances, you will obtain an opinion on which shareholders will be able to rely. Alternatively, if the investment bank and the company would believe that shareholders will not be able to rely on the opinion, you would include disclosure in the proxy statement providing support for that belief. Also, revise to address whether and why you believe that obtaining such an opinion, given your belief that stockholders would not be able to rely on it, would provide any protections for stockholders in the event you propose an affiliated transaction.
16. We note your response to prior comment 38. Please revise to address the estimated cost to an investor who must tender or deliver a certificate to the transfer agent, including estimated costs if held through discount brokerages.
17. Your disclosure suggests that tendering may be accomplished in a matter of hours. Please revise to address the bases for this assumption and disclose the estimated time it would take a brokerage, including a discount brokerage, to receive, process, and execute a shareholder`s request.
Management, page 66
18. We note your response to our prior comment 44. It is not clear whether Mr. Watson, who founded Cullen Investments Limited in 1998, held any position with that company between September 2003 (when he was a director of Pacific Retail Group) and July 2005 (when he became the chairman and treasurer of Endeavor Acquisition Corp.). We reissue the comment.

Executive Officer and Director Compensation, page 72
19. We note your response to our prior comment 45. We do not find the responsive disclosure. We reissue the comment.

Conflicts of Interest, page 74
20. Where you state that your officers and directors have contractual and fiduciary obligations to other companies that may cause them to have conflicts of interests, please revise to clearly state, if true, that obligations to affiliated companies take priority over you, and that opportunities attractive to you and to affiliated companies must first be presented to affiliated companies.
21. Please confirm whether, following this offering, Mr. Watson will continue to be the chairman of Cullen Investments Limited and Mr. Mathias will continue to be the managing director of The Carlyle Group.
22. It appears from your disclosure on page 75 that certain officers and directors of yours have existing fiduciary obligations to other companies, including blank-check companies. Please indicate for each such affiliated company the priority and preference such company has relative to you with respect to the performance of obligations and the presentation of business opportunities. For example, we note that Shine Media Acquisition Corp., affiliated with Mr. Hersov, has the right of first review for business opportunities that takes priority over yours.
23. Further, if you have established criteria for evaluating any contacts, discussions, or opportunities insofar as they relate to you and the companies with which a conflict of interest may or does exist, please disclose such criteria and discuss how they are applied. If you have not established any such criteria, so state. Principal Stockholders, page 77
24. We note your response to our prior comment 48. Please tell us whether Hat Tricks LLC has a similar business plan as yours.

Description of Securities, page 83

Listing, page 89
25. We note your response to our prior comment 52. Please revise to summarize the listing criteria.
Underwriting, page 96
26. We note your response to prior comment 56 and the statement on page 96 that the underwriters may change the offering price and other selling terms if all units are not sold. Please advise how such changes to the offering price to the public would comply with disclosure provided pursuant to Item 501(b)(3) of Regulation S-K. Advise us whether you contemplate filing post-effective amendments if the price to the public changes from the amount disclosed on the final prospectus. Note that you are not qualified to undertake an "at the market" offering. We may have further comment.
27. We note your response to our prior comment 57. Please make clear, if accurate, that you will pay the underwriters the deferred discounts and commissions if and when you consummate your initial business combination.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Ethan Horowitz, Staff Accountant, at (202)
551-
3311, or Brian Bhandari, Accounting Branch Chief, at (202) 551-
3390
if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333, or James Lopez at (202) 551-3536 with any
other questions.

      					Sincerely,



      					John Reynolds
      					Assistant Director

cc.	Jeffrey M. Gallant, Esq.
      Graubard Miller
      Fax:  (212) 818-8881





Jonathan J. Ledecky
Triplecrown Acquisition Corp.
September 12, 2007
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